ST. JOE FOREST PRODUCTS COMPANY--LINERBOARD MILL OPERATIONS
Independent Auditors' Report
Statement of Financial Position as of December 31, 1995
Statementof Operations for the period from January 1, 1996 to May 30, 1996 and for the years ended December 31, 1995 and 1994
Statementof Cash Flows for the period from January 1, 1996 to May 30, 1996 and for the years ended December 31, 1995 and 1994
Statementof Changes in Equity for the period from January 1, 1996 to May 30, 1996 and for the years ended December 31, 1995 and 1994 Notes to Financial Statements

FLORIDA COAST PAPER COMPANY, L.L.C.
Independent Auditors' Report
Balance Sheet as of December 31, 1996
Statementof Operations and Changes in Accumulated Deficit for the period from May 30, 1996 to December 31, 1996
Statement of Cash Flows for the period from May 30, 1996 to December 31, 1996 Notes to Financial Statements

FLORIDA COAST PAPER FINANCE CORP.

Finance Corp. is a subsidiary of the Company that was incorporated in Delaware for the purpose of serving as co- issuer of and to facilitate the offering of Florida Coast's 12 3/4% Series A First Mortgage Notes due 2003 (the "Old Notes") and Florida Coast's exchange of its Old Notes for its registered 12 3/4% Series B First Mortgage Notes due 2003. Finance Corp. does not have any substantial operations or assets and does not have any revenues; thus, the separate financial statements of Finance Corp. have not been included in the financial statements included herein.

                          INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS
St. Joe Forest Products Company:

We have audited the accompanying statement of financial position of St. Joe Forest Products Company--Linerboard Mill Operations as of December 31, 1995, and the related statements of operations, cash flows and changes in equity for the period from January 1, 1996 to May 30, 1996 and for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Joe Forest Products Company--Linerboard Mill Operations as of December 31, 1995, and the results of its operations and its cash flows for the period from January 1, 1996 to May 30, 1996 and for each of the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                             /s/ KPMG Peat Marwick LLP
                                             -------------------------
                                               KPMG Peat Marwick LLP


Jacksonville, Florida
March 20, 1997

           ST. JOE FOREST PRODUCTS COMPANY--LINERBOARD MILL OPERATIONS

                         STATEMENT OF FINANCIAL POSITION

                             As of December 31, 1995
                             (dollars in thousands)


ASSETS
Current assets:
Accounts receivable .......................................             $  9,249
Inventories, net ..........................................               14,632
Other assets ..............................................                1,143
                                                                        --------
Total current assets ......................................               25,024

Property, plant and equipment, net ........................              169,424
                                                                        --------
Total assets ..............................................             $194,448
                                                                        ========

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable...........................................             $  7,746
Accrued liabilities .......................................                1,354
Accrued reserves ..........................................                2,056
                                                                        --------
Total current liabilities .................................               11,156

Accrued reserves ..........................................                2,379
Deferred income taxes .....................................               33,533
                                                                        --------
Total liabilities .........................................               47,088
                                                                        --------
Equity in net assets ......................................              147,360
                                                                        --------
Total liabilities and equities ............................             $194,448
                                                                        ========

See accompanying notes to financial statements.

           ST. JOE FOREST PRODUCTS COMPANY--LINERBOARD MILL OPERATIONS

                             STATEMENT OF OPERATIONS

           For the period from January 1, 1996 to May 30, 1996 and the years ended December 31, 1995 and 1994
                             (dollars in thousands)

                                                                             Period ended              Year ended December 31,
                                                                             ------------              -----------------------
                                                                             May 30, 1996            1995                  1994
                                                                             ------------            ----                  ----

Net Sales ......................................................             $ 67,670              $ 239,165              $ 192,886
Cost of sales ..................................................               68,979                180,788                183,800
Selling, general and administrative expense ....................                1,409                  4,672                  3,077
                                                                             --------              ---------              ---------
Operating profit (loss) ........................................               (2,718)                53,705                  6,009

Other income:
Interest income ................................................                   --                    962                    383
Other, net .....................................................                  152                     95                    227
                                                                             --------              ---------              ---------
                                                                                  152                  1,057                    610
                                                                             --------              ---------              ---------
Income (loss) before income taxes ..............................               (2,566)                54,762                  6,619
Provision for income taxes:
Current ........................................................                 (753)                20,995                   (494)
Deferred .......................................................                 (198)                  (701)                 2,947
                                                                             --------              ---------              ---------
Total provision for income taxes ...............................                 (951)                20,294                  2,453
                                                                             --------              ---------              ---------
Net income (loss) ..............................................            $  (1,615)              $ 34,468              $   4,166
                                                                             ========              =========              =========

See accompanying notes to financial statements.

           ST. JOE FOREST PRODUCTS COMPANY--LINERBOARD MILL OPERATIONS

                             STATEMENT OF CASH FLOWS

               For the period from January 1, 1996 to May 30, 1996
                 and the years ended December 31, 1995 and 1994
                             (Dollars in thousands)

                                                                             Period ended                 Year ended December 31,
                                                                             ------------                 -----------------------
                                                                             May 30, 1996               1995                 1994
                                                                             ------------               ----                 ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) ................................................             $ (1,615)             $ 34,468              $  4,166
Adjustments to reconcile net income (loss) to
     cash provided by operating activities:
         Depreciation ............................................               10,335                24,054                23,678
         Increase (decrease) in deferred
              income taxes .......................................                 (198)                 (701)                2,947
Changes in operating assets and liabilities:
     Accounts receivable .........................................                3,324                 3,043                (3,920)
     Inventories, net ............................................                  630                (2,524)                2,370
     Other assets ................................................                 (304)                  (78)                   (4)
     Accounts payable ............................................                  402                  (810)                  426
     Accrued liabilities .........................................                  820                   558                   333
     Accrued expenses and reserves ...............................                   --                 1,212                  (153)
                                                                               --------              --------              --------
Cash provided by operating activities ............................               13,394                59,222                29,843
                                                                               --------              --------              --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment .......................               (4,160)              (22,457)               (8,321)
Purchases of held to maturity investments ........................                   --                (8,850)               (3,951)
Proceeds from maturity of investments ............................                   --                 8,850                 3,951
                                                                               --------              --------              --------
Cash used in investing activities ................................               (4,160)              (22,457)               (8,321)
                                                                               --------              --------              --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in intercompany accounts ..................................               (9,234)              (50,326)               (8,434)
                                                                               --------              --------              --------
Cash used in financing activities ................................               (9,234)              (50,326)               (8,434)
                                                                               --------              --------              --------

Net (decrease) increase in cash and cash
     equivalents .................................................                   --               (13,561)               13,088
Cash and cash equivalents at
     beginning of period .........................................                   --                13,561                   473
                                                                               --------              --------              --------
Cash and cash equivalents at end of period .......................             $     --              $     --              $ 13,561
                                                                               ========              ========              ========

See accompanying notes to financial statements.

           ST. JOE FOREST PRODUCTS COMPANY--LINERBOARD MILL OPERATIONS

                         STATEMENT OF CHANGES IN EQUITY

               For the period from January 1, 1996 to May 30, 1996
                 and the years ended December 31, 1995 and 1994
                             (Dollars in thousands)


                                                                             Period ended                 Year ended December 31,
                                                                             ------------                 -----------------------
                                                                             May 30, 1996               1995                 1994
                                                                             ------------               ----                 ----
Common stock ........................................................           $      10            $      10            $      10
                                                                                =========            =========            =========

Additional paid in capital ..........................................           $  75,014            $  75,014            $  75,014
                                                                                =========            =========            =========

Retained earnings:
     Balance at beginning of year ...................................           $ 158,684            $ 124,216            $ 120,050
     Net income (loss) ..............................................              (1,615)              34,468                4,166
                                                                                ---------            ---------            ---------
     Balance at end of year .........................................           $ 157,069            $ 158,684            $ 124,216
                                                                                =========            =========            =========

Intercompany accounts:
     Balance at beginning of year ...................................           $ (86,348)           $ (36,022)           $ (27,588)
     Intercompany (sales) purchases:
         St. Joe Container Company ..................................             (36,834)            (126,410)             (97,691)
         St. Joseph Land and Development
              Company ...............................................              16,932               55,225               54,321
         Apalachicola Northern Railroad .............................               1,241                4,310                4,489
     Costs allocated from St. Joe Paper Company:
         Overhead allocation ........................................                 400                  960                  960
         Current income taxes .......................................                (753)              20,995                 (494)
     Net cash (transferred) received ................................               9,780               (5,406)              29,981
                                                                                ---------            ---------            ---------
     Balance at end of year .........................................           $ (95,582)           $ (86,348)           $ (36,022)
                                                                                =========            =========            =========

See accompanying notes to financial statements.

           ST. JOE FOREST PRODUCTS COMPANY--LINERBOARD MILL OPERATIONS

                          NOTES TO FINANCIAL STATEMENTS

               For the period from January 1, 1996 to May 30, 1996
                 and the years ended December 31, 1995 and 1994
                             (Dollars in thousands)


(1)  Nature of Operations

St. Joe Forest Products Company (SJFP) is engaged in the manufacture of mottled white and unbleached kraft linerboard. SJFP operates one production facility which is located in Port St. Joe, Florida. Sales are primarily to manufacturers of corrugated containers, both domestic and foreign.

(2)  Basis of Presentation

The accompanying financial statements include all of the relevant assets, liabilities, revenues and expenses attributable to the linerboard mill operation of SJFP. Certain of SJFP's assets and liabilities were sold on May 30, 1996, pursuant to the asset purchase agreement between St. Joe Paper Company (SJPC), SJFP, St. Joe Container Company (SJCC), Florida Coast Paper Company, L.L.C. and Four M. Corporation dated November 1, 1995. The financial statements do not reflect SJFP's wholly owned subsidiaries.

(3)  Summary of Significant Accounting Policies

(a)  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)  Revenue Recognition

Revenue from the sale of linerboard is recognized generally on delivery of the product to the common carrier.

(c)  Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, bank demand accounts, money market accounts, remarketed certificates of participation and repurchase agreements having original maturities of three months or less.

(d)  Inventories

Inventories are stated at the lower of cost or market. Costs for manufactured paper products and associated raw materials are determined under the last-in, first-out (LIFO) method. Costs for substantially all other inventories are determined under the first-in, first-out (FIFO) or the average cost method. A reserve for obsolescence is established for materials and supplies having no activity in the previous seven years.

(e)  Property, Plant and Equipment

Depreciation is computed using both straight-line and accelerated methods over the useful lives of various assets.

(f)  Self-insurance

Self-insurance reserves are established for automobile liability, workers' compensation, group health insurance provided to employees and property losses based on claims filed and claims incurred but not reported, with a maximum per occurrence of $25 for automobile liability, $600 for workers' compensation, $50 for property loss, other than windstorm, and $250 for damage due to windstorm. SJFP is insured for insurance costs in excess of these limits.

(g)  Income Taxes

SJFP's results of operations are included in the consolidated U.S. federal and Florida income tax returns of SJPC. The tax provisions and deferred tax liabilities presented have been determined as if SJFP was a stand-alone business filing separate returns, except to the extent that an operating loss can be utilized by SJPC, the benefit is allocated to SJFP. Current tax liabilities are paid to or refunded by SJPC.

SJFP follows the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(4)      Inventories

Inventories as of December 31 consist of:

                                                                          1995
                                                                          ----

Manufactured paper products and associated raw materials.......         $  3,886
Materials and supplies.........................................           10,746
                                                                         -------
                                                                        $ 14,632


The replacement cost of manufactured paper products and associated raw material inventories was in excess of LIFO stated cost by approximately $2,750 as of December 31, 1995. The reserve for obsolescence was approximately $2,100 at December 31, 1995.

(5)  Property, Plant and Equipment

Property, plant and equipment, at cost, as of December 31 consist of:

                                                                  Estimated
                                                        1995      Useful Life
                                                        ----      -----------

Land............................................   $       200            --
Land improvements...............................         4,123            20
Buildings.......................................        11,474            45
Machinery and equipment.........................       366,225         12-30
Office equipment................................           732            10
Autos and trucks................................           861           3-6
Construction                                             1,796            --
                                                    ----------
                                                       385,411
Accumulated depreciation........................       215,987
                                                     ---------
                                                     $ 169,424
                                                     =========

(6)      Income Taxes

Total income tax expense (benefit) for the period from January 1, 1996 to May 30, 1996 and the year ended December 31, 1995 and 1994 was attributable to income (loss) from continuing operations and was ($951), $20,294, and $2,453, respectively.

Income tax expense (benefit) attributable to income (loss) from continuing operations differed from the amount computed by applying the statutory federal income tax rate to pre-tax income (loss) as a result of the following:


                                                                               Period ended                 Year ended December 31,
                                                                               ------------                 -----------------------
                                                                               May 30, 1996               1995                 1994
                                                                               ------------               ----                 ----

Tax at the statutory federal rate ..................................              $   (898)              $19,167              $2,317
State income taxes (net of federal benefit) ........................                   (53)                1,127                 136
                                                                                  --------               -------              ------
                                                                                  $   (951)              $20,294              $2,453
                                                                                  ========               =======              ======

The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 1995, are presented below:

                                                                        1995
                                                                        ----

Deferred tax liabilities:
   Property, plant and equipment, principally due to differences
       in depreciation............................................    $ 35,197
Deferred tax assets:
   Current:
       Accrued reserves...........................................         762
       Noncurrent:
       Accrued reserves...........................................       1,644
       Total deferred tax assets..................................       2,406
Net deferred tax liability........................................    $ 32,791
                                                                       =======

Based on the timing of reversal of future taxable amounts and SJFP's history of reporting taxable income, SJFP believes that the deferred tax assets will be realized and a valuation allowance is not considered necessary. The current deferred tax asset of $762 is recorded in other assets as of December 31, 1995

(7)  Pension and Retirement Plans

Substantially all of SJFP's employees, along with other SJPC and subsidiaries eligible employees, participate in SJPC pension plans. During the past four years, the assets of the SJPC pension plan have exceeded benefit obligations under such plans, resulting in pension income under SFAS No. 87 "Employers' Accounting for Pensions." SJPC has an Employee Stock Ownership Plan (ESOP) for the purpose of purchasing stock of SJPC for the benefit of qualified employees. Contributions to the ESOP are limited to .5% of compensation of employees covered under the ESOP. No assets of the SJPC pension plan or the ESOP will be transferred as a result of the asset purchase agreement. No allocation of benefit or expense from the pension plans or ESOP has been made to SJFP during the period from January 1, 1996 to May 30, 1996 and the years ended December 31, 1995 and 1994 due to immateriality.

SJPC also has other defined contribution plans which, in conjunction with the ESOP cover substantially all its salaried employees. Contributions are at the employees' discretion and are matched by SJPC up to certain limits. SJFP's expense for these defined contribution plans was $79, $131 and $133 in 1996, 1995 and 1994 respectively.

Pursuant to the asset purchase agreement, the assets of the defined contribution plans attributable to transferred SJFP employees may be paid out immediately to the employee, left in the plans or rolled over into a qualified plan of the buyer, if such plan exists.

(8)  Related Party Transactions

Intercompany due to and due from balances between SJFP and SJPC and its affiliates have been included in equity. The net intercompany due to SJFP was $86,348 at December 31, 1995. The intercompany transactions described below may or may not be indicative of what such transactions would have been had SJFP operated either as an unaffiliated entity or in affiliation with another entity.

An allocation of costs of overhead of SJPC is included in selling, general and administrative expenses. SJPC provides services for SJFP in treasury, taxes, benefits administration and legal support and other financial systems and support. SJPC's budgeted overhead was allocated based on a formula which equally weighted each subsidiary's proportional share of payroll, sales and fixed assets. This formula is similar to that which is used by many states to determine the economic activity of an entity and is considered by management to be a reasonable measure of the use of corporate resources by each subsidiary. SJFP was billed approximately $400 for the period from January 1, 1996 to May 30, 1996 and approximately $960 annually for such services in 1995 and 1994.

Sales to SJCC, a wholly owned subsidiary of SJFP, amounted to approximately $36,834, $126,410 and $97,691 representing approximately 78,000, 238,000 and
248,000 tons for the period from January 1, 1996 to May 30, 1996 and for the years ended December 31, 1995 and 1994, respectively. Pricing for these transactions was based on the Pulp & Paper Week Price Watch: Paper and Paperboard. In addition, SJFP purchases both linerboard and corrugating medium for SJCC from outside suppliers. The price paid by SJFP for this rollstock was negotiated with each supplier. SJCC was charged for this rollstock at the prices published in Pulp & Paper Week.

Purchases of pulpwood and wood chips from St. Joseph Land and Development Company, a wholly owned subsidiary of SJFP, amounted to approximately $16,932, $55,225 and $54,321 representing approximately 570,000, 2,033,000 and 2,028,000 tons for the period from January 1, 1996 to May 30, 1996 and for the years ended December 31, 1995 and 1994, respectively.

SJFP ships the majority of its product via Apalachicola Northern Railroad, a subsidiary of SJPC. Amounts billed for freight amounted to approximately $1,241, $4,310 and $4,489 for the period from January 1, 1996 to May 30, 1996 and for the years ended December 31, 1995 and 1994, respectively.

(9)  Contingencies

SJFP is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on SJFP's financial position, liquidity, or results of operations.

SJFP has retained certain self-insurance risks with respect to losses for third party liability, property damage and group health insurance provided to employees.

SJFP is subject to costs arising out of environmental laws and regulations, which include obligations to remove or limit the effects on the environment of the disposal or releases of certain wastes or substances at various sites. It is SJFP's policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups proceed, these accruals are reviewed and adjusted, if necessary, as additional information becomes available.

SJFP is currently a party to, or involved in, legal proceedings involving environmental matters such as alleged discharges into water or soil. It is not possible to quantify future environmental costs because many issues relate to actions by third parties or changes in environmental regulation. Environmental liabilities are paid over an extended period and the timing of such payments cannot be predicted with any confidence. Based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position, liquidity, or results of operations of SJFP. Aggregate environmental related accruals were approximately $1,000 as of December 31, 1995.

                        REPORT OF INDEPENDENT ACCOUNTANTS


TO THE MANAGEMENT OVERSIGHT COMMITTEE AND MEMBERS
OF FLORIDA COAST PAPER COMPANY, L.L.C.

In our opinion, the accompanying balance sheet and the related statements of operations and changes in accumulated deficit and of cash flows present fairly, in all material respects, the financial position of Florida Coast Paper Company, L.L.C. (the "Company") at December 31, 1996 and the results of its operations and its cash flows for the period from May 30, 1996 to December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 9 to the financial statements, all of the Company's linerboard production is purchased by the Company's owners at prices intended to generate sufficient funds to cover the Company's cash operating costs, cash interest expenses and maintenance capital expenditures. As discussed in Note 3 to the financial statements, the Company's owners have agreed to continue to make supporting payments to the Company, despite the planned cessation of production on April 1, 1997.

PRICE WATERHOUSE LLP

Chicago, Illinois
March 27, 1996

                       FLORIDA COAST PAPER COMPANY, L.L.C.

                                  BALANCE SHEET

                             As of December 31, 1996
                             (dollars in thousands)




ASSETS
Current assets:
   Cash and cash equivalents......................................... $   8,621
   Accounts receivable from Joint Venture Partners...................     8,643
   Other receivables.................................................       567
   Inventories.......................................................    13,185
   Other.............................................................       681
                                                                      ---------
       Total current assets..........................................    31,697
                                                                       --------
   Property, plant and equipment, net of accumulated depreciation....   184,946
   Deferred debt issuance costs......................................     7,825
   Other noncurrent assets...........................................       997
                                                                      ---------
       Total assets..................................................  $225,465
                                                                        -------

Current liabilities:
   Accounts payable.................................................. $  10,222
   Accrued liabilities...............................................     8,567
   Accrued interest..................................................     1,753
                                                                      ---------
       Total current liabilities.....................................    20,542
                                                                       --------

Long-term debt:
   Senior long-term debt.............................................   165,000
   Subordinated debt.................................................    10,791
   Other noncurrent liabilities......................................     3,076
   Commitments and contingencies (Note 10)........................... ---------
       Total liabilities.............................................   199,409
                                                                      ---------
Members' equity
   Contributed capital...............................................    40,000
   Accumulated deficit...............................................  (13,944)
                                                                     ---------
       Total members' equity.........................................    26,056
                                                                     ----------
Total liabilities and members' equity................................$  225,465
                                                                      =========

The accompanying notes are an integral part of these statements.

                       FLORIDA COAST PAPER COMPANY, L.L.C.

           STATEMENT OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

              For the period from May 30, 1996 to December 31, 1996
                             (dollars in thousands)


Net sales to Joint Venture Partners....................         $  103,365
Cost of sales..........................................            102,728
General, selling & administrative expense..............              1,545
                                                               -----------
   Operating loss......................................              (908)
                                                              -----------
Interest income........................................                510
Interest expense.......................................            (13,546)
                                                               ----------
   Other expense, net..................................            (13,036)
                                                               ----------
Loss before income taxes...............................            (13,944)
Provision for state income taxes.......................                 --
                                                             -------------
Net loss...............................................            (13,944)
Accumulated deficit, beginning of period...............                 --
                                                             -------------
Accumulated deficit, end of period.....................        $   (13,944)
                                                                ==========


The accompanying notes are an integral part of these financial statements.

                       FLORIDA COAST PAPER COMPANY, L.L.C.

                             STATEMENT OF CASH FLOWS

              For the period from May 30, 1996 to December 31, 1996
                             (dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ......................................................................   $ (13,944)
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation ...............................................................       7,785
   Other non-cash items .......................................................       1,952
Changes in current assets and liabilities:
   Accounts receivable ........................................................      (3,403)
   Inventories ................................................................       1,153
   Other current assets .......................................................      (1,368)
   Accounts payable ...........................................................         788
   Accrued liabilities ........................................................       7,501
   Accrued interest ...........................................................       1,753
                                                                                  ---------
Net cash provided by operating activities .....................................       2,217
                                                                                  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings ....................................................................     175,500
Debt repayments ...............................................................        (500)
Capital contribution from Joint Venture Partners ..............................      40,000
Payment of debt issuance costs ................................................      (8,250)
                                                                                  ---------
Net cash provided by financing activities .....................................   $ 206,750
                                                                                  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ..........................................................      (3,932)
Payments made for business acquired ...........................................    (196,414)
                                                                                  ---------
Net cash used in investing activities .........................................    (200,346)
                                                                                  ---------

NET CASH FLOWS:
Net increase in cash and cash equivalents .....................................       8,621
Cash and cash equivalents, beginning of period ................................          --
                                                                                  ---------
Cash and cash equivalents, end of period ......................................   $   8,621
                                                                                  ---------

See Note 4 regarding supplemental cash flow information.

The accompanying notes are an integral part of these financial statements.

                       FLORIDA COAST PAPER COMPANY, L.L.C.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1996

NOTE 1 -- NATURE OF OPERATIONS

Florida Coast Paper Company, L.L.C. (the "Company") was formed for the purpose of purchasing a paperboard mill from St. Joe Forest Products Company ("St. Joe") located in Port St. Joe, Florida (the "Mill"). The Company is a joint venture between Stone Container Corporation ("Stone") and Four M Corporation (together, the "Joint Venture Partners"). The purchase, which occurred on May 30, 1996, was accounted for under the purchase method. Accordingly, the purchase price was allocated to the net assets acquired based on estimated fair values as supported by various company analyses some of which are still pending. The Mill is engaged in the manufacture of mottled white and unbleached kraft linerboard. See also
Part I Item 1. Business--The Company.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year:

The Company utilizes a December 31 fiscal year end. The accompanying financial statements are presented as of December 31, 1996 and for the period from May 30, 1996 to December 31, 1996 (the "1996 period").

Estimates:

The financial statements are prepared in conformity with generally accepted accounting principles that require the use of management estimates. Changes in such estimates may affect amounts reported in future periods.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents and, therefore, includes such investments as cash and cash equivalents in the financial statements.

Inventories:

Inventories are stated at the lower of cost or market. Costs for substantially all inventories are determined using the average cost method.

Property, plant and equipment:

Property, plant and equipment is stated at cost. Expenditures for maintenance and repairs are charged to income as incurred. Additions, improvements and major replacements are capitalized. The cost and accumulated depreciation related to assets sold or retired are removed from the accounts and any gain or loss is credited or charged to income.

Depreciation is provided on the straight-line method over the estimated useful lives of depreciable assets based on the following annual rates:

Type of asset:                                                         Rates
-------------                                                    --------------
Machinery and equipment......................................        7% to 33%
Buildings....................................................            4%
Land improvements............................................            7%

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Deferred debt issuance costs:

Deferred debt issuance costs are amortized over the expected life of the related debt using the interest method.

Revenue recognition policy:

Revenues are recognized during the period in which such product is shipped.

Income taxes:

As a limited liability company, the Company's results of operations are included in the U.S. federal income tax returns of the Joint Venture Partners. The Company has provided a valuation allowance for all state net operating loss carryforwards generated.

Insurance reserves:

The Company retains portions of anticipated losses related to workers' compensation and group medical. Liabilities in excess of specified amounts are the responsibility of the Company's insurance carriers. Reserves have been provided for the Company's loss retentions, based on experience and management's best estimate. Changes in actual experience could cause these estimates to change in the near term.

Concentration of credit risk

A significant portion of the Company's accounts receivable are due from the Joint Venture Partners. See Note 9 "Related party transactions."

NOTE 3 -- SUBSEQUENT EVENT

On March 5, 1997 the Company announced that on April 1, 1997 it will cease production at the Mill until market conditions warrant a resumption of linerboard production. Stone and Four M, the Joint Venture Partners, have committed to fund the Company's cash operating costs, cash interest expense and maintenance capital expenditures during the shutdown. The Company also has a $20 million Subordinated Credit Facility provided by its Joint Venture Partners.

NOTE 4 -- ADDITIONAL CASH FLOW STATEMENT INFORMATION

                                 (in thousands)
----------------------------------------------------------
Cash paid during the 1996 period for: interest............    $10,577
                                      income taxes........    $    --
                                                              ========

NOTE 5 -- INVENTORIES

Inventories as of December 31, 1996 are summarized as follows:

 (in thousands)                                                1996
---------------------------------------------              ------------
Raw materials................................              $      3,616
Supplies.....................................                     8,337
Finished goods and work in process...........                     1,232
                                                           ------------
   Total inventories.........................              $     13,185
                                                           ------------



NOTE 6 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 1996 is summarized as follows:


 (in thousands)                                                1996
---------------------------------------------              ------------
Land and land improvements................................ $     2,815
Buildings.................................................       7,564
Machinery and equipment...................................     181,177
Construction in progress..................................       1,175
                                                           -----------
   Total property, plant and equipment....................     192,731
Accumulated depreciation..................................     (7,785)
                                                           ----------
   Total property, plant and equipment, net............... $   184,946
                                                           -----------

NOTE 7-- LONG-TERM DEBT

Long-term debt at December 31, 1996 is summarized as follows:


 (in thousands)                                                1996
---------------------------------------------              ------------
Senior debt:
   12.75% First Mortgage Notes due June 1, 2003..........     $  165,000
Subordinated debt:
   13.25% Subordinated Seller Note due June 1, 2004......         10,791
   Subordinated Credit Facility..........................             --
                                                              ----------
Total subordinated debt..................................         10,791
                                                              ----------
Total long-term debt.....................................     $   175,791
                                                              ----------

The First Mortgage Notes (the "Notes") bear interest at a rate of 12.75% per annum, payable semiannually on June 1 and December 1 of each year, commencing December 1, 1996. The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes prior to maturity.

Interest on the Subordinated Seller Note (the "Seller Note") is compounded quarterly and has been added to the principal of the Seller Note rather than being paid in cash.

In connection with the acquisition of the Mill assets, the Joint Venture Partners have agreed to provide the Company with a $20 million subordinated line of credit for general corporate purposes (the "Subordinated Credit Facility"). The Subordinated Credit Facility will expire 90 days after the maturity of the Notes, and each loan made under the Subordinated Credit Facility bears interest at a rate equal to LIBOR, plus 3.625% per annum. At December 31, 1996, there were no borrowings outstanding under the Subordinated Credit Facility.

There are no amounts of long-term debt maturing during the next five years.

The indenture pursuant to which the Notes have been issued contains certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, make distributions, create certain liens, enter into certain transactions with affiliates, sell assets or enter into certain mergers and consolidations.

The Notes are secured by a first mortgage on all real property and improvements comprising the Company and a first priority security interest in substantially all of the equipment of the Company and certain other assets (but excluding, among other things, inventories and accounts receivable).

The Seller Note contains certain covenants none of which are more restrictive than those contained in the indenture.

The fair value of the Company's debt, based on the quoted market price at December 31, 1996, was $190,641.

NOTE 8 -- PENSIONS

The Company has noncontributory pension plans for the benefit of all salaried and hourly employees. The funding policy for the plans is to annually contribute the statutory required minimum. The salaried pension plan provides benefits based on a formula that takes into account each participant's final average earnings. The hourly pension plan provides benefits under a flat benefit formula. The salaried and hourly pension plans provide reduced benefits for early retirement.

Net pension expense for the combined pension plans for the 1996 period includes the following components:


 (in thousands)                                                    1996
-------------------------------------------------------         ------------
Service cost-- benefits earned during the period.......         $        442
Interest cost on projected benefit obligations.........                   75
                                                                -------------
Net pension expense....................................         $        517
                                                                -------------

The following table sets forth the funded status of the Company's pension plans and the amounts recorded in the Balance Sheet:


                                                                              December 31,
 (in thousands)                                                                  1996
--------------------------------------------------------------------------       ----
Actuarial present value of benefit obligations:
   Vested benefits ........................................................   $(1,835)
   Non-vested benefits ....................................................      (391)
                                                                              -------
Accumulated benefit obligation ............................................    (2,226)
Effect of increase in compensation levels .................................       (70)
                                                                              -------
Projected benefit obligation for service rendered through December 31, 1996    (2,296)
Plan assets at fair value .................................................        50
                                                                              -------
Excess of projected benefit obligation over plan assets ...................    (2,246)
Unrecognized net actuarial loss ...........................................       170
                                                                              -------
Net accrual ...............................................................   $(2,076)
                                                                              =======

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations at December 31, 1996 was 7.5 percent. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 5.0 percent. The expected long-term rate of return on assets was 8.5 percent.

NOTE 9 -- RELATED PARTY TRANSACTIONS

Pursuant to an Output Purchase Agreement, each of the Joint Venture Partners has agreed to purchase from the Company one half of the Mill's entire linerboard production at a price that is $25 per ton below the price of such product published in Pulp & Paper Week, an industry trade publication, subject to a minimum purchase price, which minimum purchase price is intended to generate sufficient funds to cover cash operating costs, cash interest expense and maintenance capital expenditures. During the 1996 period, the Joint Venture Partners were charged an additional $8.34 million as a result of the minimum purchase price provisions of the Output Purchase Agreement. This amount is included in Net Sales to Joint Venture Partners in the Statement of Operations. Furthermore, in addition to an initial investment of $40 million in the Company, the Joint Venture Partners have severally agreed to provide the Company with a $20 million Subordinated Credit Facility. See Note 7 "Long-term debt."

At December 31, 1996, the Company had receivables from the Joint Venture Partners of approximately $8.6 million.

The Company has entered into a procurement agreement with Stone pursuant to which Stone will procure wood fiber, at market values, on behalf of the Company.

NOTE 10 -- COMMUNICATIONS AND CONTINGENCIES

The Company entered into a Wood Fiber Supply Agreement (the "Fiber Agreement") with St. Joseph Land and Development Company ("St. Joe Land") pursuant to which St. Joe Land will supply a specified quantity of pulpwood and wood chips to the Company. The Company and St. Joe Land are currently determining the impact of the cessation of production on the Fiber Agreement. See Note 3. The Company may be required to make payments pursuant to the Fiber Agreement during the shutdown period.

In accordance with the provisions of the WARN Act, in the event that the shutdown of the Company's operations exceeds six months, the Company may be required to provide severance payments to its employees of up to 60 days of pay.

Pursuant to the Acquisition Agreement, St. Joe Forest Products Company, St. Joe Paper Company and St. Joe Container Company have agreed to indemnify the Company for certain environmental matters based on activities prior to May 30, 1996. However, there can be no assurance that this indemnification will be sufficient to reimburse the Company for all environmental liabilities.

The Company is subject to costs arising out of environmental laws and regulations that include obligations to remove or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites. It is the Company's policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups proceed, these accruals are reviewed and adjusted, if necessary, as additional information becomes available. St. Joe previously made significant capital expenditures to comply with water, air and solid and hazardous waste regulations. The Company expects to make significant expenditures in the future. The Company's environmental capital expenditures were immaterial in 1996 and are expected to approximate $600 thousand in 1997.

In December 1993, the U.S. Environmental Protection Agency (the "EPA") issued a proposed rule affecting the pulp and paper industry. These proposed regulations, informally known as the "cluster rules," would make more stringent requirements for discharge of wastewaters under the Clean Water Act and would impose new requirements on air emissions under the Clean Air Act. Pulp and paper manufacturers have submitted extensive comments to the EPA on the proposed regulations in support of the position that requirements under proposed regulations are unnecessarily complex, burdensome and environmentally unjustified. Estimates, based on currently proposed regulations, indicate that the Company could be required to make capital expenditures of approximately $87 million (unaudited) in order to meet the requirements of the regulations, although it is likely this estimate will decrease upon finalization of the rules. While it cannot be predicted with certainty, it appears as though the final cluster rules that are currently expected to be issued in 1997, will be modified to reduce certain requirements. Assuming that the anticipated reduced requirements are promulgated as the Company expects, the Company currently believes it would be required to make capital expenditures of approximately $27 million (unaudited) during the period of 1998 through 2006 in order to meet the requirements of the anticipated regulations. If the Company determines to discontinue the production of mottled white linerboard, the Company estimates the capital spending that may be required to comply with the anticipated regulations could be $5 million (unaudited) (but could reach as high as $45 million (unaudited) under the currently proposed regulations). The ultimate financial impact of the regulations on the Company cannot be accurately estimated at this time but will depend on the nature of the final regulations, the timing of required implementation and the cost and availability of new technology. The Company may determine that, under the final regulations, the costs associated with the production of mottled white linerboard may be prohibitive and could discontinue its production. Because of the current higher margins associated with mottled white linerboard, in the event the Company discontinues the production of mottled white linerboard, its revenues and profit margins could decrease.

The Company may be subject to legal proceedings involving environmental matters such as alleged discharges into water or soil. Based on information presently available, management believes that the ultimate disposition of such matters would not have a material effect on the financial position, results of operations or liquidity of the Company.

Additionally, the Company is involved in certain litigation primarily arising in the normal course of business. In the opinion of management, the Company's liability under any pending litigation would not materially affect its financial condition, results of operations or liquidity.

NOTE 11 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes quarterly financial data for 1996:

               (dollars in thousands)
               ----------------------
1996                 Second (1)    Third      Fourth
----                 -----------  ------     --------

Net sales .......    $14,279     $43,496     $45,590
Cost of sales ...     14,478      43,393      44,857
Net income (loss)     (2,138)     (5,365)     (6,441)

(1)  Includes one month of Florida Coast's results.